

June 1, 2011

Via Facsimile: (646) 415-9093
Brian J. O'Shaughnessy, CEO
Go Green Directories, Inc.
1030 Alhambra Circle
Coral Gables, FL 33134

> **Re: Go Green Directories, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed May 17, 2011**
> **File No. 333-168263**

Dear Mr. O'Shaughnessy:

We have reviewed your amended registration statement and have the following comments. References to prior comments refer to those in our letter dated April 7, 2011.

General

1.   We note your response to prior comment 1 and the fact that as of the date of this letter, there appears to have been no change to the contents of your website. As you did not provide us with an analysis as to why you believe the information on your website is a permissible communication consistent with Section 5(b)(1) of the Securities Act, please tell us the consideration you have given to disclosing in the risk factors section, Management's Discussion and the financial statement notes the fact that the company has made written offers that do not appear to comply with Section 5(b)(1) of the Securities Act and providing a detailed, qualitative and quantitative discussion of the potential risks that such offers pose to the company and its investors. Also, in your response letter, provide us with information regarding the number of times your website has been viewed.

Operations Plan

2.   Tell us why you believe the company may begin earning revenues in the latter part of 2011. In this regard, your initial six month test period, in which you plan on providing services for free, does not begin until this registration statement is effective. At this point, it appears your initial test period may not be completed before the end of 2011. Explain further or revise your disclosures accordingly.

Liquidity and Capital Resources

3.   You indicate that at the close of the recent equity private placement you had $15,507 in available cash. Tell us when you conducted this private placement and where within this registration statement you included a discussion of this offering.   To the extent you have not disclosed this event, revise to include such information in the subsequent events footnote and in your recent sale of unregistered securities disclosures. If you have not conducted a recent equity private placement, then explain further why your current cash balance exceeds that of your February 28, 2011 balance sheet.

Interim Period Financial Statements

Balance Sheet as at February 28, 2011

4.   Revise the description of the line item currently labeled as "total current liabilities" to more clearly describe the type of liabilities included therein (i.e. accounts payable, notes payable, etc).

Note 4. License Agreement

5.   You disclose that the company executed a license agreement with GreenPeople LLC on February 28, 2011, however, in your response to comment 3 you indicate that the contract for the listings was signed on March 1, 2011. Please explain these apparent inconsistencies or revise accordingly.

        You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to the undersigned at (202) 551-3456. If you require additional assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Matthew Crispino

                                        Matthew Crispino
                                        Staff Attorney

cc: Via Facsimile: (305) 531-1274
        Jill Arlene Robbins, Esq.